Exhibit (a)(5)(iv)

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ANDREW SAMET,	x :
Plaintiff,	: :	Civil Action No. 20340
:
-against-	:
:
GREGORY F. BORON, SANTO J. COSTA,	:
ANDRE C. DIMITRIADIS, DANIEL J. PARACKA,	:
JAMES J. PIECZYNSKI, ROBERTS A. SMITH,	:
and	:
ICN PHARMACEUTICALS INC	:
:
Defendants	:
:
x

CLASS ACTION COMPLAINT

          Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

          1.     Plaintiff has been the owner of shares of the common stock of Ribapharm, Inc. (“Ribapharm” or the “Company”) since prior to the wrongs herein complained of and continuously to date.

          2.     Ribapharm is a corporation duly organized and existing under the laws of the State of Delaware. Ribapharm is a biotechnology company that seeks to discover, develop and commercialize products for the treatment of significant unmet medical needs, principally in the antiviral and anticancer areas. The Company previously operated as a division of ICN Pharmaceuticals, Inc. The Company maintains its principal offices at 3300 Hyland Avenue, Costa Mesa, ‘California.

          3.     Defendant ICN Pharmaceuticals, Inc. (“ICN”) owns or controls approximately 80.1% of the outstanding common stock of the Company. ICN elects all of the members of Ribapharm’s Board of Directors.

          4.     Defendant Daniel J. Paracka is Chairman of the Board of Directors of the Company.

          5.     Defendant Roberts A. Smith is a former Executive Vice President of ICN and is a Director of the Company.

          6.     Defendant Gregory F. Boron is a Director of the Company.

          7.     Defendant Santo J. Costa is a Director of the Company.

          8.     Defendant Andre C. Dimitriadis is a Director of the Company.

          9.     Defendant James J. Pieczynski is a Director of the Company.

          10.     ICN, as controlling shareholder, and the director defendants stand in a fiduciary position relative to the Company’s public shareholders and owe the public shareholders of Ribapharm the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

CLASS ACTION ALLEGATIONS

          11.     Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.

          12.     This action is properly maintainable as a class action.

          13.     The class is so numerous that joinder of all members is impracticable. There are approximately 86 million shares of Ribapharm common stock outstanding owned by hundreds, if not thousands, of holders other than ICN and its affiliates.

          14.     There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Ribapharm in violation of the laws of the State of Delaware in order to enrich ICN at the expense and to the detriment of plaintiff and the other public stockholders who are members of the class; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

          15.     Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

          16.     Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

          17.     The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the

Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

          18.     Prior to April 12, 2002, Ribapharm operated as a division of ICN. On April 12, 2002 ICN spun off Ribapharm in an initial public offering pursuant to which the Company sold 26 million shares to the public at $10.00 per share. The proceeds of the PO, including the underwriters over allotment, were approximately $278 million. Although the Company’s stock price has struggled the past year, it was recently upgraded by analysts.

          19.     On June 2, 2003, ICN announced that it had offered to purchase all of the shares of common stock of the Company not held by ICN and its affiliates. Under the proposed transaction, which is to be structured as a tender offer, the Company’s public shareholders would receive $5.60 in cash for each Ribapharm share, for a total of $168 million.

          20.     The consideration of $5.60 per share to be paid to class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Ribapharm is materially in excess of $5.60 per share, giving due consideration to the prospects for growth and profitability of Ribapharm in light of its business, earnings and earnings power, present and future; (b) the $5.60 per share price offers an inadequate premium to the public stockholders of Ribapharm considering Ribapharm’s $10.00 per share IPO price; and (c) the $5.60 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by ICN to “cap” the market price of Ribapharm stock, as part of a plan for ICN to obtain complete ownership of Ribapharm, its assets and businesses at the lowest possible price.

          21.     The proposed acquisition is an attempt by ICN to unfairly aggrandize ICN at the expense of Ribapharm’s public stockholders. The proposed acquisition will, for inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of Ribapharm and its valuable assets, while permitting ICN to benefit wrongfully from the transaction.

          22.     Given ICN and its affiliates’ stock ownership, they are able to dominate and control the entire board of directors, all of whom were hand-picked by ICN and are beholden to them for the prestige and perquisites of their offices. Under the circumstances, none of the directors can be expected to protect the Company’s public shareholders in transactions which benefit ICN at the expense of Ribapham’s public shareholders, as exemplified by the proposed transaction.

          23.     Because of ICN’s stock ownership no third party, as a practical matter, can attempt any competing bid for Ribapharm, as the success of any such bid would require the consent and cooperation of the ICN and its affiliates.

          30.     Plaintiff and the other members of the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to Ribapharm’s public shareholders in a proposed transaction which will benefit fiduciaries at the expense of the public shareholders of the Company.

          31.     Plaintiff and the other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

          (1)     declaring this action to be a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

          (2)     enjoining, preliminarily and permanently, the transaction complained of herein;

          (3)     to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court’s final judgment, rescinding such transaction or transactions, or granting the Class rescissory damages;

          (4)     directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

          (5)     awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs attorneys and experts; and

          (6)     Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A. By: /s/ Carmella P. Keener

919 Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19801 Attorneys for Plaintiff (302) 656-4433

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP 10 East 40th Street New York, NY 10016 (212) 779-1414